Montage Managers Trust
11300 Tomahawk Creek Parkway, Suite 200
Leawood, Kansas 66211

June 11, 2015

VIA EDGAR

US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Anu Dubey

Re:	Montage Managers Trust Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A, as Filed June 9, 2015 (File Nos. 333-201441 and 811-23023) (the “Registration Statement”)

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on June 11, 2015, or as soon thereafter as practicable.

In connection with this request, Foreside Fund Services, LLC, the principal underwriter for Montage Managers Trust, has also signed this letter requesting acceleration.

Very truly yours,

Montage Managers Trust	Foreside Fund Services, LLC

/s/ Gary Henson	/s/ Mark Fairbanks
By: Gary Henson	By: Mark Fairbanks
Title: President	Title: President